UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-CR

CURRENT REPORT

MONEY MARKET FUND MATERIAL EVENTS

SEI DAILY INCOME TRUST

TREASURY FUND

Part A: General information

Item A.1	Report for July 10, 2019

Item A.2	CIK Number of registrant — 0000701939

Item A.3	EDGAR Series Identifier — S000008270

Item A.4	Securities Act File Number — 002-77048

Item A.5	Provide the name, e-mail address, and telephone number of the person authorized to receive information and respond to questions about this Form N-CR.

Timothy D. Barto

tbarto@seic.com
(610) 676-2533

Part B: Default or event of insolvency of portfolio security issuer — Not applicable

Part C: Provision of financial support to fund

Item C.1	Description of nature of support — Capital Contribution

Item C.2	Person providing support — SEI Investments Management Corporation

Item C.3	Brief description of relationship between the person providing support and the fund — SEI Investments Management Corporation is the investment adviser to the Treasury Fund.

Item C.4	Date support provided — June 27, 2019 (See SEC Accession No. 0001104659-19-038247)

Item C.5	Amount of support — $3,652.19 (See SEC Accession No. 0001104659-19-038247)

Item C.6	Security supported — Not applicable

Item C.7	Value of security supported on date support was initiated — Not applicable

Item C.8	Brief description of reason for support — See Part H below.

Item C.9	Term of support — One time capital contribution

Item C.10	Brief description of any contractual restrictions relating to support — Not applicable

Part D: Deviation between current net asset value per share and intended stable price per share — Not applicable

Part E: Imposition of liquidity fee — Not applicable

Part F: Suspension of fund redemptions — Not applicable

Part G: Removal of liquidity fees and/or resumption of fund redemptions — Not applicable

Part H: Optional disclosure — The Trust is filing this Form N-CR to supplement the Form N-CR filing made on June 28, 2019 and provide a more accurate description of the reason for support, as required by Item C.8.  The support provided to the Treasury Fund on June 27, 2019, in the form of a capital contribution, related to the liquidation of the Fund on that day. The amount of the contribution reflected realized losses in the Fund. Although the amount of the losses was small, the contribution was made to ensure that the Fund’s net assets and net asset value per share were the same at liquidation.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SEI DAILY INCOME TRUST
(Registrant)

Date: July 10, 2019

/s/ Timothy D. Barto
Timothy D. Barto
Vice President & Secretary
SEI Daily Income Trust